FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	T	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	T

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the fourth quarter and full year 2009 results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on February 11, 2010.

JA Solar Announces Fourth Quarter and Full Year 2009 Results

Shipment Volume, Gross Margin Exceed Company Guidance

Shanghai, Feb. 11, 2009 -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced its financial results for its fourth quarter and full year 2009, ended December 31, 2009.

Fourth Quarter and Full Year 2009 Financial and Operating Highlights:

-- Fourth quarter shipments of 231MW, above the company’s revised guidance of 210MW, representing an increase of 30.5% sequentially and 278.7% year-over-year
-- 2009 annual shipments of 509 MW, representing an increase of 83.8% over 2008
-- Fourth quarter gross margin was 20.5%, up from 16.7% in Q3 and above the company’s guidance of 17% to 20%
-- Fourth quarter operating income of $36 million and operating margin of 15.1%
-- Fourth quarter net income of $22.3M and GAAP EPS of $0.14
-- Generated positive operating cash flow of $71M or $0.42 per diluted ADS
-- Maintained strong balance sheet and liquidity with over $273M in cash

"We are very pleased to report the highest shipment volumes in our company’s history, “said Dr. Peng Fang, CEO of JA Solar. "During 2009, JA Solar has focused its strategy on delivering excellent customer service, the highest product quality, and technology innovation, which has helped us win additional customers and increase market share,” said Dr. Fang.

Fourth Quarter 2009 Financial Results

Total shipments in the fourth quarter of 2009 was a record 231MW, compared with third quarter shipments of 177MW, representing sequential growth of 30.5 percent.  Compared with the same period last year, shipment growth was 278.7 percent, up from 61MW in the fourth quarter of 2008.

Revenue in the fourth quarter of 2009 was RMB 1.6 billion ($238.4 million), an increase of 23.4 percent from RMB 1.3 billion ($193 million) reported in the third quarter of 2009 and an increase of 66.2 percent from RMB 979.0 million ($143.4 million) reported in the fourth quarter of 2008.

Gross profit in the fourth quarter of 2009 was RMB 333.8 million ($48.9 million), compared with RMB 220.5 million ($32.3 million) in the third quarter of 2009 and RMB 9.7 million ($1.4 million) in the fourth quarter of 2008.  Gross margin was 20.5% in the fourth quarter of 2009, compared with or 16.7% in the third quarter of 2009 and 1.0% in the fourth quarter of 2008.

Total operating expenses in the fourth quarter of 2009 were RMB 88.3 million ($12.9 million), compared with RMB 72.3 million ($10.6 million) in the third quarter of 2009 and RMB 130.8 million ($19.2 million) in the fourth quarter of 2008.

Operating income in the fourth quarter of 2009 was RMB 245.5 million ($36 million), compared with an operating income of RMB 148.2 million ($21.7 million) in the third quarter of 2009 and operating loss of RMB 121.1 million (a loss of $17.7 million) in the fourth quarter of 2008.  Operating margin was 15.1 percent in the fourth quarter of 2009, compared with 11.2 percent in the third quarter of 2009 and -12.4 percent in the fourth quarter of 2008.

Earnings per diluted ADS in the fourth quarter of 2009 were RMB 0.94 ($0.14), compared with RMB 0.66 ($0.10) in the third quarter of 2009 and net loss per diluted ADS of RMB 0.68 (a loss of $0.10) in the fourth quarter of 2008.

In the fourth quarter of 2009, the company generated operating cash flow of RMB 487.5 million ($71.4 million) or RMB 2.87 ($0.42) per diluted ADS.

Fiscal Year 2009 Results

Fiscal year 2009 shipments were 509MW, an increase of 83.8 percent, from 277MW in 2008.

Total 2009 revenue was RMB 3.8 billion ($553.7 million) compared with RMB 5.5 billion ($799.6 million) in 2008.

Total gross profit in 2009 was RMB 479.9 million ($70.3 million) or 12.7 percent, compared with RMB 992.0 million ($145.3million) or 18.2 percent in 2008.  Operating income for 2009 was RMB 91.5 million ($13.4 million), compared with RMB 692.0 million ($101.4 million) in 2008. In 2009, net loss per diluted ADS was RMB 0.80 (a loss of $0.12), compared with net loss per diluted ADS of RMB 2.31 (a loss of $0.34) in 2008.

For fiscal year 2009, the company generated an operating cash flow of RMB 766.2 million ($112.2 million) or RMB 4.5 ($0.66) per diluted ADS.

Liquidity

The company maintained a strong balance sheet with cash and cash equivalents of RMB 1.9 billion ($273.6 million), and total working capital of RMB 3.0 billion ($444.2 million) at December 31, 2009.  Total long term bank borrowings was RMB 680 million ($99.6 million) and convertible bonds outstanding was RMB 1.6 billion ($228.2 million) at December 31, 2009.

Operations and Business Outlook

Research & Development Update

JA solar has achieved an average conversion efficiency of 18.7% in R&D for its next-generation mono-crystalline silicon PV cells with the designed device architecture compatible with current production platform.  Pilot production is expected by mid-year 2010, with large-scale volume production anticipated by year-end 2010.

Manufacturing Capacity Expansion

To meet the high demand for its solar cell and module products, the JA Solar expects to achieve solar cell capacity of 1.1GW by the end of 2010.  The new solar cell capacity to be added in 2010 will be “high-efficiency-enabled” for large volume manufacturing of the company’s new high-efficiency solar cell architecture.   Module capacity is expected to reach 300MW by year end 2010 to meet customer demand.  Wafer capacity is expected to reach 120MW by year end 2010.

First Quarter and Full Year 2010 Outlook

Based on robust customer demand for JA Solar’s products and additional customer wins, the company is raising its outlook for the full year of 2010.  The company currently expects shipments to exceed 900MW for 2010, compared with prior guidance in the range of 750MW to 800MW.  Shipments in the first quarter of 2010 are expected to be in the range of 215MW to 225MW.

“We continue to see strong demand from our existing customers as well as from new customers, and expect strong shipments for full year 2010 based on robust orders from a diversified customer base across multiple geographies. Going into 2010, we will focus on further extending our leadership in solar cell technology, product quality, and manufacturing cost.  We continue to expand our customer base for our core solar cell business.  Leveraging our strong solar cell platform, we plan to expand module facility in response to strong customer demand, and build up wafer capacity to improve quality and reduce cost.  Our goal, as always, is to provide our customers with highest quality products at the best price,” said Dr. Fang.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Thursday, Feb. 11,2010 at 8:00 am Eastern time. The call may be accessed by dialing 1.866.314.9013 (U.S.) or 1.617.213.8053 (international). The passcode is JA Solar. A live webcast of the conference call will be available on the company's website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888.286.8010 (U.S.) or 1.617.801.6888 (international). The passcode for the replay is 74752789.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was RMB 6.8259 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2009, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal/Deborah Stapleton
Stapleton Communications
alexis@stapleton.com/deb@stapleton.com
1.650.470.0200

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)

	For three months ended
	Dec. 31, 2008	Sept. 30, 2009	Dec. 31, 2009	Dec. 31, 2009
	RMB'000	RMB'000	RMB'000	USD'000
Net revenues	979,032	1,319,238	1,627,527	238,434
Cost of sales	(969,366)	(1,098,713)	(1,293,753)	(189,536)
Gross profit	9,666	220,525	333,774	48,898
Selling, general and administrative expenses	(117,443)	(60,574)	(79,296)	(11,617)
Research and development expenses	(13,353)	(11,712)	(9,027)	(1,323)
Total operating expenses	(130,796)	(72,286)	(88,323)	(12,940)
Income/(loss) from operations	(121,130)	148,239	245,451	35,958
Interest expense	(63,611)	(58,432)	(39,783)	(5,828)
Change in fair value of derivatives	118,570	20,063	(49,692)	(7,280)
Gain/(loss) on buyback of convertible bond	203,514	(212)	(1,745)	(255)
Other income	1,071	8,172	14,105	2,066
Income before income taxes	138,414	117,830	168,336	24,661
Income tax benefit/(expenses)	10,377	(11,002)	(15,810)	(2,316)
Net income	148,791	106,828	152,526	22,345

Net income/(loss) per share:
Basic	0.92	0.66	0.94	0.14
Diluted	(0.68)	0.66	0.94	0.14

Weighted average number of shares outstanding:
Basic	161,366,977	161,428,882	161,979,819	161,979,819
Diluted	174,981,652	170,517,891	169,760,173	169,760,173

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)

	For twelve months ended
	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2009
	RMB'000	RMB'000	USD'000
Net revenues	5,458,310	3,779,178	553,653
Cost of sales	(4,466,275)	(3,299,292)	(483,349)
Gross profit	992,035	479,886	70,304
Selling, general and administrative expenses	(271,494)	(343,284)	(50,292)
Research and development expenses	(28,509)	(45,101)	(6,607)
Total operating expenses	(300,003)	(388,385)	(56,899)
Income from operations	692,032	91,501	13,405
Interest expense	(160,542)	(213,627)	(31,297)
Change in fair value of derivatives	564,006	(49,071)	(7,189)
Gain on buyback of convertible bond	203,514	22,904	3,356
Other income/(expenses)	(109,742)	27,632	4,048
Impairment on available-for-sale securities	(686,320)	-	-
Income/(loss) before income taxes	502,948	(120,661)	(17,677)
Income tax expenses	(23,882)	(7,999)	(1,172)
Net income/(loss)	479,066	(128,660)	(18,849)

Net income/(loss) per share:
Basic	3.06	(0.80)	(0.12)
Diluted	(2.31)	(0.80)	(0.12)

Weighted average number of shares outstanding:
Basic	156,380,060	161,643,312	161,643,312
Diluted	168,785,243	171,043,541	171,043,541

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	Dec 31,	Dec 31,
	2008	2009	2009
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	1,542,784	1,867,248	273,553
Restricted cash	33,061	43,612	6,389
Short term investment	421,865	-	-
Accounts receivable	355,051	339,524	49,741
Inventories	591,989	641,140	93,928
Advances to suppliers	680,447	423,283	62,011
Other current assets	205,227	346,488	50,761
Total current assets	3,830,424	3,661,295	536,383
Property and equipment, net	1,369,807	1,724,442	252,632
Advances to suppliers	1,944,912	1,835,421	268,891
Derivative asset	4,485	10,521	1,541
Deferred issuance cost	58,952	36,070	5,284
Other long term assets	70,604	87,249	12,782
Total assets	7,279,184	7,354,998	1,077,513
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	490,000	10,000	1,465
Accounts payable	117,982	367,863	53,892
Accrued and other liabilities	262,841	251,365	36,825
Total current liabilities	870,823	629,228	92,182
Convertible Bond	1,532,600	1,171,438	171,617
Embedded derivatives	115,676	136,632	20,017
Long-term bank borrowings	-	680,000	99,621
Other long term liabilities	5,185	22,314	3,268
Total liabilities	2,524,284	2,639,612	386,705
Commitment and Contingencies
Shareholders’ equity	4,754,900	4,715,386	690,808
Total liabilities and shareholders’ equity	7,279,184	7,354,998	1,077,513

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: February 15, 2010